Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 27, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10800
FT High Income Model Portfolio, 3Q '23
(the “Trust”)
CIK No. 1970984 File No. 333-271756

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states that ETFs included in the portfolio provide exposure to non-U.S. markets. Please clarify this (i.e., does the Trust intend to invest in foreign sovereign debt and/or debt securities issued by corporations located outside the United States).

Response:The Trust notes that it will only hold ETFs in its portfolio and as such will not directly invest in foreign sovereign debt or debt securities issued by corporations located outside the United States. Further, the Trust only seeks exposure to non-U.S. markets through the underlying ETFs held by the Trust, certain of which may invest in foreign sovereign debt and/or debt securities issued by foreign corporations. The disclosure will be revised accordingly.

Risk Factors

2.If the Funds held by the Trust invest in emerging markets, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

3.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon